NEWS RELEASE
August 25, 2018

TAHOE ANNOUNCES KIDNAPPING OF 12 SECURITY CONTRACTORS IN GUATEMALA; ALL CONTRACTORS HAVE NOW BEEN RETURNED SAFELY

VANCOUVER, British Columbia – August 25, 2018 – Tahoe Resources Inc. (“Tahoe” or the “Company”) (TSX: THO, NYSE: TAHO) regrets to announce that twelve of Minera San Rafael’s unarmed security contract workers were attacked and kidnapped late in the evening of Friday, August 24, 2018. The private contractors were unarmed and remained peaceful during the entire period.

After several hours of being abducted, injured and held at gun point, the contractors were eventually released and escorted by the Guatemalan Civil National Police (PNC) back to Jalapa where they were treated for their injuries and trauma.

The abductors identified themselves as the “Peaceful Resistance Group of Mataquescuintla.” Earlier in the week, this group of individuals installed an illegal blockade on a public road at the entrance of the municipality of Mataquescuintla in the department of Jalapa, which is about five kilometers away from the Escobal mine. Despite being a public road, this blockade was stopping all vehicles on the route to be inspected and is impacting neighbors and communities in the area.

Jim Voorhees, President and Chief Executive Officer of Tahoe, commented: “On behalf of everyone at Tahoe and Minera San Rafael, I would like to express our sincere sympathies and concerns to the families of the twelve contractors who were abducted and injured on Friday night. Tahoe condemns violence of any kind in the strongest possible terms. We are treating these developments with the utmost seriousness and are taking appropriate measures to ensure the safety and security of all of our employees and contractors, their families, and local community members. We have been working diligently to engage government and community leaders to resolve the roadblocks in a peaceful manner for more than a year, and we will continue to pursue these efforts in good faith.”

Lack of legal certainty in the case of Escobal Mine increases violence

During more than 300 days that have passed without the Guatemalan Constitutional Court issuing a final decision in the case of the Escobal mining license, various violent actions have been carried out, not only against Minera San Rafael workers and contractors, but also against residents and community members. The lack of legal certainty has allowed these attacks to occur more often where, on repeated occasions, there have been reported attacks on supplier vehicles and helicopters, threats to local community members and their families and even other kidnapping attempts. All of these incidents have been reported to relevant Guatemalan authorities including to the office of the Human Rights Ombudsman (PDH) to ensure the rights of all Guatemalan citizens.

Despite these illegal and violent actions, Minera San Rafael will not abandon its extensive efforts to promote dialogue and peaceful coexistence in the region, understanding that these violent acts are being perpetrated by minority criminal groups and do not represent the views of the majority of the community members.

Tahoe has engaged numerous stakeholders, including the President and Vice President of Guatemala, the Ministry of Energy and Mines, the Ministry of the Environment, Human Rights Ombudsman, representatives of the Catholic Church and diplomatic missions in an attempt to resolve the roadblock peacefully. The Company is committed to the human and civil rights of all Guatemalan people and supports communities’ rights to freedom of expression and peaceful assembly in a lawful manner.

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About Tahoe Resources Inc.

Tahoe Resources is a mid-tier precious metals company with a diverse portfolio of mines and projects in Canada, Guatemala and Peru. Tahoe is led by experienced mining professionals dedicated to creating sustainable value for all of its stakeholders through responsible mining. The company is listed on the TSX (“THO”) and NYSE (“TAHO”) and is a member of the S&P/TSX Composite, the TSX Global Mining indices and the Russell 2000 on the NYSE.

For further information, please contact:

Alexandra Barrows, Vice President Investor Relations
Tahoe Resources
investors@tahoeresources.com
+1.775.448.5812

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